September 25, 2014

VIA EDGAR

Larry Spirgel, Assistant Director
Kathryn Jacobson, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Youku Tudou Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013 (the “2013 Form 20-F”)
Filed April 16, 2014 (File No. 001-34977)

Dear Mr. Spirgel, Ms. Jacobson and Mr. Suehiro:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 11, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 Form 20-F.  The comments are repeated below and followed by the Company’s responses. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2013 Form 20-F.

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Item 5. Operating Results (Net Revenues), pages 71-72

1.                                      You cite the number of users visiting your websites and the amount of time they spend on your websites among the significant factors that affect your revenues. Please tell us the key metrics, including any brand advertising metrics, you use to manage your business and access your financial performance. We note your disclosures of your monthly unique visitors and daily mobile views on page 39.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that among the various significant factors that affect its revenues, the most significant metrics that it uses to assess its financial performance include: (i) the number of advertisers; (ii) the average spend per advertiser; and (iii) the numbers of monthly unique visitors from PC users and mobile views. The product of the number of advertisers and the average spend per advertiser directly affects our brand advertising revenues, and the number of monthly unique visitors from PC users and mobile views are the primary underpinning factor that affect the effectiveness and pricing of our brand advertising services.  These metrics have been disclosed on pages 14, 39, 71, 82 and 83 of the 2013 Form 20-F.

Impairment of Long-lived Assets Other than Goodwill, page F-18

2.                                      Per your disclosure, the actual consumption patterns of licensed television series and movies were more accelerated than originally estimated. Accordingly, you assessed the recoverability of the licensed copyrights based on the undiscounted future cash flows associated with the asset group pursuant to ASC 360. Since you are accounting for the sub-licensing revenues pursuant to ASC 926, tell us how you considered the guidance in ASC 926-20-35-15 requiring a discounted cash flow approach to assess a film’s fair value whenever triggering events or changes in circumstances indicate that the fair value of the film may be less than unamortized costs.

As an Internet television company, we derive substantially all of our revenues from online advertising. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet.

As it relates to licensed content in our library, the Company sells advertising on its website to advertisers in different formats, primarily consisting of in-video, display, sponsorship and other forms of advertisements, together referred to as “advertising”, to advertisers. In-video advertisements appear at certain times during the playback of a video. These video advertisements can be pre-roll, post-roll, mid-roll or pause advertisements. Display advertisements can be delivered alongside a video and may take the form of graphical banners or text hyperlinks. Other forms of advertisements include sponsored live events. Advertisers usually purchase advertising services in multiple formats within the same contract. Whereas many Internet companies in China have historically priced their advertising solutions using a time-based rate card, we employ a CPM based model for our in-video advertisements, which are priced in part based on the user reach and viewing frequency. The Company generally considers the customer’s campaign objective (which can vary by customer and by campaign), such as demographics and geography, relative to our accumulated viewer data to determine the most effective placement metrics. Therefore, the depth and breadth of our content options as a whole is a critical determinative factor in order to optimize our advertising services provided to customers.  Our advertising contracts sold would similarly reflect advertising placements across various content and channels in order to achieve our customers’ objectives.

Furthermore, as mentioned in our response to Comment 1, unique visitors from PC users and mobile views for our web-based and mobile channels, respectively, as a whole are the primary factors that affect the effectiveness and pricing of our brand advertising services. As the Company does not substantively engage in physical production of film, episodic or other online video content to replenish our content library, we consistently acquire licenses to attractive online video content to build an extensive and comprehensive online video content library in order to increase our user traffic and our market share. Accordingly, the vast majority of the videos accessible on our Youku and Tudou platforms, both in terms of number and cost, are licensed, professional produced content, which includes television serial dramas, movies, variety shows, current events reports and music videos. As of December 31, 2013, our video content library contained more than 5,900 movie titles, 2,200 television serial drama titles and over 800 variety shows. In-house productions represents less than 2% of the number of content in our library, and the cost of licensed copyrights and in-house produced content were RMB790 million and RMB1.2 million as of December 31, 2013 respectively.

In summary, based on the business model described above, the Company considered three key factors in its accounting for licensed copyrights:

1.              Nature of the costs — Substantially all of the cost incurred for content represent licensing fees, as opposed to costs incurred in the physical production of films, episodic or other online video content.

2.              Use and management of our content library — As noted above, the numbers of monthly unique visitors from PC users and mobile views are the primary underpinning factors that affect the effectiveness and pricing of our brand advertising services.  In order to ensure the success of our business, we increase our user traffic and our market share through consistent acquisition of attractive online video content to build an extensive and comprehensive online video content library, the vast majority of which consist of licensed, professionally produced content.  Accordingly, the licensed copyrights are managed and used to enrich the content library as a whole to drive viewership / traffic, as opposed to by individual film / episodic.

3.              Revenues generated from the use of our content represent indirect, advertising revenues — We do not generate revenues from the direct distribution and exploitation of individual films, episodics, or other video content.  Sub-licensing revenue only accounts for 3.5%, 5.4%, and 3.2% of our total net revenues in years 2011, 2012 and 2013, respectively, and the content underlying the sub-licensing revenues are also used as part of our content library used to drive viewership. Pursuant to our advertising contracts with customers, the placement of the various formats of advertisements are not contracted for on an individual film basis, but rather we employ a CPM-based model for our in-video advertisements, which generally cuts across various contents and channels to achieve the campaign’s objective. This approach is similar to that of traditional television in that the advertisements are priced based in part on the user reach and viewing frequency. .

After consideration of these key factors, the Company does not believe it is appropriate to apply the accounting for film costs in ASC 926-20 to the licensed copyrights, including the recoverability provisions in ASC 926-20-35-15:

•                      ASC 926-20-25 initial recognition provisions are not applicable as the copyrights are licensing arrangements in nature, and we do not incur any in- house physical production costs (i.e. film costs) for such licensed, professionally produced content.

•                      ASC926-20-35 provides for the subsequent amortization of film costs on an Individual-Film-Forecast-Computation method, which is not applicable to our licensed copyrights since the indirect, advertising revenues we earn are not generated or sold directly from any individual film, episodic or other online video content. Rather, the advertising revenues we earn are based on the user traffic driven by the content library as a whole. Thus, current amortization of our content library is based on overall viewership patterns, which better reflects the manner in which our advertising revenues are derived and generated.

•                      Similarly, ASC926-20-35-15 subsequent valuation / impairment provision is not applicable for us since each individual film, episodic or other online video content does not generate direct cash flows.

In conclusion, after considering of above factors, the Company believes that when assessing the recoverability of the licensed copyrights, the undiscounted future cash flows associated with the asset group pursuant to ASC 360 is appropriate.

Revenue from online advertising services, page F-19

3.                                      We note that where revenue is contingent upon the delivery of undelivered items, you recognize revenue ratably over the performance period of the last deliverable in the arrangement. Please tell us the following:

•                                          how you determined that all revenue recognition criteria have been met at the beginning of the performance period of the last deliverable;

The Company respectfully refer the Staff to our response to Comment 3 on our 2012 Form 20-F in our letter dated September 10, 2013, and reconfirm our basis for concluding that revenues shall be recognized over the performance period of the last deliverable.

We supplementally advise the Staff that for our multiple element arrangements, within each deliverable, there may be multiple acts, but they are multiple similar acts which results in a repetitive service and as such, the unit of account is not each individual act, but the repetitive service as a whole. For example, the contract period is from January 1 to March 31, 2014 and there are 3 deliverables in the contract: Deliverable 1, banners to be presented from January 1 to February 15, 2014 with whole day display; Deliverable 2, video advertisements posted after exhibition of licensed copyrights, from February 1 to March 20, 2014 to be displayed repetitively during this period; and Deliverable 3, video advertisements posted before exhibition of licensed content, from March 10 to March 31, 2014 to be displayed repetitively during this period.  So there are three deliverables in the contract which start and end in different dates during the contract period.  For each deliverable, it contains repetitive, similar act for a period of time, which is accounted for as one deliverable.

Since all units of accounting are for advertising services, which on an individual deliverable basis, would have been recognized ratably over the performance period as the revenues are earned, the total consideration for the bundled arrangement is recognized over the performance period of the last service deliverable, if all four revenue recognition criteria are met.

In accordance with ASC-605-10-S99-1, revenue can be recognized when all of the following criteria are met:

A                                        Persuasive evidence of an arrangement exists;

The Company’s business practice requires signed written contracts for all sales transactions. The Company executes advertising contracts with its advertisers following mutually-agreed advertising placement schedules, or “spot plans”, which are attached to the contracts. The main text of an advertising contract contains key terms, such as rights and obligations of the parties, payment terms, contract period and total price, while the spot plan provides for the details of the advertising services, including formats of advertising, quantity, position, listed price, discount and daily placement schedule.

B                                        Delivery has occurred;

Advertising services contracted for are delivered on various channels in accordance with the spot plans through the Company’s automated delivery system, Advertising Management System (“ATM”).  Records of advertising displayed are generally tracked by ATM automatically, while some are tracked manually, and retained by the Company as evidence of delivery.  Additionally, the Company also monitors delivery using a third party monitoring service.

C                                       The vendor’s fee is fixed or determinable; and

The total fee for the bundled arrangement is explicitly stated in the contract which is fixed and determinable. As there is no specified formula in the contract nor an agreed practice with advertisers to determine partial payment of individual deliverables, any partial payment for deliverables delivered prior to the last deliverable is not considered fixed or determinable for revenue recognition purposes. However, since the total fee for the bundled arrangement is explicitly stated in the contract, by the beginning of the performance period of the last deliverable, this contingency is resolved.

D                                       Collectability is reasonably assured.

The Company performs credit assessments on its customers prior to entering into contracts and determines whether collectability of the contract value is reasonably assured. The assessment is based on the credit history, operation performance, financial position, reputation among peers, funding ability, and whether they are popular agents, etc. All the contracts need to be approved by the sales directors, who are experienced and knowledgeable to make the final decision of such assessment. Historically, the Company has experienced minimal bad debts.

•                                          whether the consideration allocated to the last deliverable is material in proportion to the total contract price; and

The Company respectfully advises the Staff that the deliverables in our bundled arrangements may vary from contract to contract, depending on the needs of the customer.  However, generally, each contract represents one advertising campaign, with each deliverable generally comprising of a significant component of the campaign, and therefore, the amount allocated to each deliverable would be material relative to the overall contract.  There is no instance whereby one deliverable in a bundled arrangement clearly comprises the majority of the value of the arrangement (that is, it is a predominant deliverable).

•                                          what is the typical duration of an advertiser contract.

The Company respectfully advises the Staff that each deliverable in a bundled arrangement represents advertising services, and the duration of the bundled arrangements is typically three to six months.

Barter Transactions, page F-20

4.                                      Refer to the second paragraph. Please tell us the factors you considered pursuant to ASC 845-10-30 in concluding that the accounting for your nonmonetary broadcasting rights exchanges is appropriate. In your response, please specifically address ASC 845-10-30-3(b), 15 and 16. In addition, tell us the factors you considered in concluding that the broadcasting rights are inventory pursuant to ASC 330-10-20 and not productive assets pursuant to ASC 845-10-20. Further, tell us if the broadcasting rights you exchange are professionally produced content you produce, professional produced content you license and/or user-generated content.

The Company respectfully advises the Staff that in order to expand the content library in a more cost and cash flow efficient manner, the Company enters into nonmonetary arrangements to exchange certain online broadcasting rights of video content with other Internet television companies in China. The broadcasting rights exchanged are professionally produced content (licensed copyrights).  Below is a summary description of a typical exchange transaction:

The Company initially acquires licensed copyright for Content A from a third party producer. The licensed copyright is exclusive in that the Company is the sole distributor of Content A on the “internet” channel in China (i.e. producer of Content A maintains the right to license to companies in other channels, such as TV stations, or in other countries).  The licensed copyright also allows the Company to sublicense Content A to other Internet television companies in China (whereby the number of sublicenses is unlimited).  The sublicense of Content A to other online video companies does not infringe on the Company’s right to continue broadcasting Content A on the Company’s web-based and mobile-based channels to attract viewership.  The Company enters into a non-monetary exchange of Content A with Party X, also an Internet television company in China, in return for Content B for use solely on the Company’s web-based / mobile-based channels (that is, the Company could not sublicense Content B to another third party, and vice versa).  Both the Company and Party X have no further obligations to each other once the exchanged content is delivered and available for exhibition, i.e. no sharing of advertising revenues, no contingent fees, no future adaptations to the content, no returns or refund provisions.  In all non-monetary exchange transactions, no cash boot is involved.

The exchange of online broadcasting rights of video content described above is an exchange of content used by both parties in the same line of business to facilitate sales of advertising to customers other than parties to the exchange. Therefore, through analogy, the Company believes that one of the exceptions to fair value accounting (ASC 845-10-30-3(b)) was met, therefore the accounting for such transactions is based on the book value of the asset given up, with no gain or loss being recognized.

Below, we provide our evaluation as to whether the non-monetary exchange of video content described above meets this exception.

As noted above, viewer traffic is fundamental to the Company’s business model, which is to generate cash inflows from the Company’s customers (unrelated parties) that want to advertise to the Company’s viewers. Video content is a critical element in driving viewer traffic, thereby facilitating advertising sales to the Company’s advertising customers, who are not party to the non-monetary exchange of video contents. The availability and popularity of the Company’s content has a direct impact on the customer’s decision to place advertising on the Company’s website. In addition, without content, the Company would not have a medium through which it could place the customer’s advertising.

ASC 845-10-30-15 and 16 discuss this exception in the context of purchases and sales of inventory with the same counterparty. Although video content does not meet the definition of “inventory” as defined in the Master Glossary, it is common for entities in the broadcasting and media distribution industries to view their content as inventory and many U.S registrants disclose programming rights as inventory. In this sense, the exchange of video content is similar to an exchange of finished goods inventory, which is accounted for at carrying amount under ASC 845. The analogy is evident in certain aspects of the accounting for program rights. For example, the Company records the amortization of program rights as a cost of revenue in the statement of comprehensive income.

In describing this exception, ASC 845-10-30-3 references “product or property held for sale in the ordinary course of business.” The Company acknowledges that its video content is not considered held for sale in the ordinary course of business because the Company intends to continue using the content that it has sub-licensed in these nonmonetary transactions on its own website. However, the general principle behind this exception is that profit should not be recognized until the culmination of the earnings process. Management believes that the earnings process has not culminated since (1) the Company can continue to generate revenues from advertisers using its content on its own website, (2) the Company can generate cash flows from additional sub-license of its content, and (3) the Company can generate advertising revenue from the content received from the counterparty. Therefore, management believes that the intention of this exception has been met, since the earnings process is not complete.

The counter parties exchanging contents with us are also Internet television companies in China that generate revenues from advertising to viewers, similar to the Company’s own business model. The content exchanged may only be exhibited on the websites of the Company and the respective counterparties who exchange contents with us. Accordingly, the “same line of business” criterion of this exception is met.

Because one of the exceptions to fair value accounting under ASC 845-10-30-3(b) is met, the nonmonetary exchange transactions for video content is recorded based on the carrying amount of the content surrendered. The Company believes in such instances that the carrying amount of the content surrendered would be nil, for the following reasons:

•                      The Company can continue to use its video content exchanged on its own website to generate advertising revenue with respect to its viewers.

•                      Even after sub-licensing video content to other Internet television companies, the Company could sub-license the video content to other third parties. That is, the agreement with other Internet television companies does not prohibit the Company from sublicensing the same content to other counterparties, in either cash or nonmonetary transactions.

•                      While arguably the exclusive online broadcasting right initially purchased for cash also contains an embedded right to sublicense the video content to others, the Company does not have persuasive evidence that sublicensing transactions will occur to support the recognition of a separate “sublicense right” intangible asset when the Company acquires the initial broadcasting right from the content producer. That is, the Company believes the unit of account for an exclusive online broadcasting right for video content is the right as a whole.

Therefore, since no video content is given up (such that the Company can no longer benefit from the use of the content), the carrying amount of the video content surrendered is zero.

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The Company hereby acknowledges that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at (86 10) 5885-1881 (ext. 7746) or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.

Very truly yours,

/s/ Michael Xu
Michael Xu
Chief Financial Officer and Senior Vice President, Youku Tudou Inc.

cc:                                Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Tudou Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Anthony KY Wong, Partner, Ernst & Young Hua Ming LLP